Exhibit 99.3

PRESS RELEASE

U.S. District Court Rules that Merial’s FRONTLINE Plus® Patent is valid

- Court orders seizure of existing PetArmor™ Plus products inventory in the U.S. -

Paris, France - June 30, 2011 - Sanofi (EURONEXT: SAN and NYSE: SNY) announced today that the U.S. District Court for the Middle District of Georgia ruled that Merial’s U.S. patent covering FRONTLINE Plus® is valid and the PetArmor™ Plus products infringe the patent. Merial is a Sanofi company.

The court ruled that both pet health companies Cipla Ltd. and Velcera Inc. were aware that their sales of PetArmor™ Plus products infringed Merial’s patent and barred those 2 companies from further sales of these products in the U.S. The court ordered the seizure of any existing inventory in the U.S. Judge Land found Cipla in contempt of a March 6, 2008 order prohibiting Cipla from infringing Merial’s patents covering FRONTLINE Plus® brand flea and tick control products.

Judge Land further stated that he will conduct a hearing to determine an award to Merial for damages, as well as the amount of monetary sanctions, including attorney’s fees and costs, that may be appropriate based upon Velcera and Cipla’s violation of the court’s order. The judge stayed his order from taking effect for 60 days to permit appeal.

“We are pleased that the court recognized the ‘contumacious’ nature of Velcera and Cipla’s conduct and prevented them from further violating Merial’s intellectual property rights,” said Merial Executive Chairman, José Barella. “Merial has invested considerable time and resources developing its flagship FRONTLINE Plus® products, and is confident that Judge Land’s well-reasoned order will be affirmed. Merial is committed to continuing its support of the veterinary profession and will continue to vigorously enforce its patents covering FRONTLINE Plus® products.”

The case is BASF Agro BV et al. v. Cipla Ltd. et al., case number 3:07-cv-00125, in the U.S. District Court for the Middle District of Georgia.

FRONTLINE® and FRONTLINE Plus® are registered trademarks of Merial. ©2011 Merial Limited, Duluth, GA. All rights reserved.

PetArmor™ is a trademark of FIDOPHARM. ©2011 FIDOPHARM, Inc. All rights reserved.

About FRONTLINE Plus®

FRONTLINE Plus® is proven to effectively kill 100% of fleas within 12 hours of application* and continues to provide fast-acting, long-lasting flea and tick control. FRONTLINE Plus® also breaks the flea life cycle to prevent future infestations. FRONTLINE ®, which was first launched in 1994 is the world’s best selling flea and tick treatment for dogs and cats.

About Merial

Merial is a world-leading, innovation-driven animal health company, providing a comprehensive range of products to enhance the health, well-being and performance of a wide range of animals. Merial employs approximately 5,600 people and operates in more than 150 countries worldwide. Its 2010 sales were more than $2.6 billion. Merial is a Sanofi company. www.merial.com

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About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, rare diseases, consumer healthcare, emerging markets and animal health. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:
Sanofi Media Relations	Sanofi Investor Relations
Jean-Marc Podvin	Sebastien Martel
+33 1 53 77 46 46	+33 1 53 77 45 45
mr@sanofi.com	ir@merial.com

Merial Media Relations
Natasha Mahanes
+1 678-638-3690
Natasha.Mahanes@merial.com

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